Bangkok Bank
ธนาคารกรุงเทพ

08004036

July 18, 2008

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SEC Mail Processing Section
JUL 23 2008
Washington, DC
111

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 2nd quarter 2008 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
JUL 31 2008
THOMSON REUTERS

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

7/30

ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 83/2551
July 18, 2008

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the quarter and half year ended June 30, 2008

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-3 for the quarter and half year ended June 30, 2008, one copy each in Thai and in English as follows:

Document No. 1	Summary Statement of Assets and Liabilities as at June 30, 2008
Document No. 2	Balance Sheet as at June 30,2008 compared with Balance Sheet as at December 31, 2007
Document No. 3	Statements of Income for the quarters ended June 30, 2008, March 31, 2008 and June 30, 2007
Document No. 4	Statements of Income for the half year ended June 30,2008 and 2007
Document No. 5	Summary of Financial Results for quarter and half year ended June 30, 2008

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

Document no. 1

Summary Statement of Assets and Liabilities [1/]

C.B. 1.1

As of 30 June, 2008

ASSETS	Baht
Cash	26,057,252,102.40
Interbank and money market items	142,294,433,333.53
Securities purchased under resale agreements	-
Investment in securities, net (with obligations Baht 458,409,780.76)	274,209,091,347.54
Credit advances (net of allowance for doubtful accounts)	1,095,837,579,933.39
Accrued interest receivables	2,499,840,717.15
Properties foreclosed, net	32,146,944,430.41
Customers' liabilities under acceptances	634,084,663.97
Premises and equipment, net	29,728,603,534.60
Other assets	19,264,087,196.28
Total Assets	1,622,671,917,259.27
Customers' liabilities under unmatured bills	14,245,334,621.53
Total	1,636,917,251,880.80
LIABILITIES	
Deposits	1,268,057,841,750.11
Interbank and money market items	62,232,180,074.67
Liabilities payable on demand	5,728,351,857.91
Securities sold under repurchase agreements	-
Borrowings	73,895,159,163.67
Bank's liabilities under acceptance	634,084,663.97
Other liabilities	45,873,358,748.26
Total Liabilities	1,456,420,976,258.59
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	114,604,426,638.64
Other reserves and profit and loss account	32,558,085,422.04
Total Shareholders' Equity	166,250,941,000.68
Total Liabilities and Shareholders' Equity	1,622,671,917,259.27
Bank's liabilities under unmatured bills	14,245,334,621.53
Total	1,636,917,251,880.80

Non-Performing Loans [2/] (net) for the quarter ended June 30, 2008	
(3.21% of total loans after allowance for doubtful accounts of Non-Performing Loans)	36,637,992,449.68
Required provisioning for loan loss for the quarter ended June 30, 2008	51,420,033,689.61
Actual allowance for doubtful accounts	65,885,812,867.85
Loans to related parties	32,982,305,234.58
Loans to related asset management companies	5,980,460,000.00
Loans to related parties due to debt restructuring	9,388,076,674.98
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	164,081,549,560.57
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,630,433,867.66
Letters of credit	49,736,479,981.44

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

[2/] Non-Performing Loans (gross) for the quarter ended June 30, 2008
(6.98% of total loans before allowance for doubtful accounts) 82,864,432,165.43

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	June 30, 2008	December 31, 2007	Increase (Decrease) %	June 30, 2008	December 31, 2007	Increase (Decrease) %
ASSETS						
CASH	26,168,794	35,715,065	(26.7)	26,057,252	35,655,288	(26.9)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	26,082,038	3,897,681	569.2	25,341,732	2,869,238	783.2
Non-interest bearing	6,997,931	8,751,870	(20.0)	6,790,261	8,705,343	(22.0)
Foreign items						
Interest bearing	104,760,806	159,287,865	(34.2)	103,201,892	149,335,320	(30.9)
Non-interest bearing	7,350,539	5,427,507	35.4	6,960,548	5,133,682	35.6
Total interbank and money market items, net	145,191,314	177,364,923	(18.1)	142,294,433	166,043,583	(14.3)
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	-	10,200,000	(100.0)	-	10,200,000	(100.0)
INVESTMENTS						
Current investments, net	118,396,554	142,780,939	(17.1)	117,613,789	141,815,472	(17.1)
Long-term investments, net	151,699,866	168,898,966	(10.2)	150,639,390	168,569,192	(10.6)
Investments in subsidiaries and associated companies, net	369,377	320,905	15.1	5,955,912	5,955,912	-
Total investments, net	270,465,797	312,000,810	(13.3)	274,209,091	316,340,576	(13.3)
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,172,666,522	1,042,074,184	12.5	1,161,692,317	1,035,390,964	12.2
Accrued interest receivable	2,540,655	3,093,151	(17.9)	2,499,841	3,071,920	(18.6)
Total loans and accrued interest receivable	1,175,207,177	1,045,167,335	12.4	1,164,192,158	1,038,462,884	12.1
Less Allowance for doubtful accounts	(63,212,995)	(63,386,789)	(0.3)	(62,586,140)	(62,916,228)	(0.5)
Less Revaluation allowance for debt restructuring	(3,268,597)	(4,082,528)	(19.9)	(3,268,597)	(4,082,528)	(19.9)
Total loans and accrued interest receivable, net	1,108,725,585	977,698,018	13.4	1,098,337,421	971,464,128	13.1
PROPERTIES FORECLOSED, NET	38,211,410	40,300,457	(5.2)	32,146,944	33,785,934	(4.9)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	634,085	554,291	14.4	634,085	554,291	14.4
PREMISES AND EQUIPMENT, NET	29,926,763	30,189,111	(0.9)	29,728,604	30,019,778	(1.0)
DERIVATIVE REVALUATION	8,073,788	3,264,599	147.3	8,052,802	3,250,140	147.8
OTHER ASSETS, NET	11,607,323	8,684,085	33.7	11,211,285	8,484,946	32.1
TOTAL ASSETS	1,639,004,859	1,595,971,359	2.7	1,622,671,917	1,575,798,664	3.0

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	June 30, 2008	December 31, 2007	Increase (Decrease) %	June 30, 2008	December 31, 2007	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,162,289,896	1,166,308,888	(0.3)	1,162,552,654	1,166,671,971	(0.4)
Deposits in foreign currencies	116,319,144	111,062,403	4.7	105,505,188	100,396,403	5.1
Total deposits	1,278,609,040	1,277,371,291	0.1	1,268,057,842	1,267,068,374	0.1
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	12,680,645	16,562,821	(23.4)	12,686,869	16,571,672	(23.4)
Non-interest bearing	3,260,298	3,828,442	(14.8)	3,275,032	3,859,272	(15.1)
Foreign items						
Interest bearing	44,682,347	41,010,407	9.0	42,959,334	34,903,574	23.1
Non-interest bearing	3,238,627	2,754,733	17.6	3,310,945	2,772,796	19.4
Total interbank and money market items, net	63,861,917	64,156,403	(0.5)	62,232,180	58,107,314	7.1
LIABILITIES PAYABLE ON DEMAND	5,774,006	5,703,010	1.2	5,728,352	5,589,615	2.5
BORROWINGS						
Short-term borrowings	66,358,686	34,072,317	94.8	65,352,967	33,411,660	95.6
Long-term borrowings	8,542,192	8,643,063	(1.2)	8,542,192	8,643,063	(1.2)
Total borrowings	74,900,878	42,715,380	75.3	73,895,159	42,054,723	75.7
BANK'S LIABILITIES UNDER ACCEPTANCES	634,085	554,291	14.4	634,085	554,291	14.4
INTEREST PAYABLE	4,329,766	9,497,535	(54.4)	4,240,476	9,413,263	(55.0)
DERIVATIVE REVALUATION	13,055,148	3,035,426	330.1	13,042,006	3,020,932	331.7
OTHER LIABILITIES	29,375,529	26,301,084	11.7	28,590,876	25,598,524	11.7
TOTAL LIABILITIES	1,470,540,369	1,429,334,420	2.9	1,456,420,976	1,411,407,036	3.2

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	June 30, 2008	December 31, 2007	Increase (Decrease) %	June 30, 2008	December 31, 2007	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	-	39,983,450	39,983,450	-
1,655,000 preferred shares of Baht 10 each	16,550	16,550	-	16,550	16,550	-
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	-	19,088,429	19,088,429	-
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	-	56,346,232	56,346,232	-
UNREALIZED INCREMENT PER LAND APPRAISAL	10,192,264	10,192,264	-	10,192,264	10,192,264	-
UNREALIZED INCREMENT PER PREMISES APPRAISAL	5,948,350	6,398,381	(7.0)	5,948,350	6,398,381	(7.0)
FOREIGN EXCHANGE ADJUSTMENT	(1,463,868)	(1,938,657)	(24.5)	(1,057,311)	(1,492,458)	(29.2)
UNREALIZED GAINS ON INVESTMENT	8,480,461	13,403,433	(36.7)	8,479,173	13,402,528	(36.7)
UNREALIZED LOSSES ON INVESTMENT	(2,142,646)	(1,620,859)	32.2	(2,099,943)	(1,619,628)	29.7
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-	-	-
RETAINED EARNINGS						
Appropriated						
Legal reserves	12,500,000	12,000,000	4.2	12,500,000	12,000,000	4.2
Other reserves	41,500,000	36,500,000	13.7	41,500,000	36,500,000	13.7
Unappropriated	17,356,634	15,564,819	11.5	15,353,747	13,575,880	13.1
TOTAL	167,851,256	165,979,442	1.1	166,250,941	164,391,628	1.1
MINORITY INTEREST	613,234	657,497	(6.7)	-	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	168,464,490	166,636,939	1.1	166,250,941	164,391,628	1.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,639,004,859	1,595,971,359	2.7	1,622,671,917	1,575,798,664	3.0
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	6,660,736	5,920,176	12.5	6,630,434	5,920,176	12.0
LIABILITY UNDER UNMATURED IMPORT BILLS	14,516,518	11,501,561	26.2	14,245,335	11,321,403	25.8
LETTERS OF CREDIT	50,159,381	35,765,537	40.2	49,736,480	35,379,011	40.6
OTHER CONTINGENCIES	1,161,803,309	983,464,483	18.1	1,156,095,563	979,727,794	18.0

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	June 30, 2008	March 31, 2008	Increase (Decrease) %	June 30, 2007	June 30, 2008	March 31, 2008	Increase (Decrease) %	June 30, 2007
Interest and dividend income								
Interest on loans	15,430,419	14,804,028	4.2	14,695,919	15,287,911	14,682,173	4.1	14,636,869
Interest on interbank and money market items	1,249,192	1,678,951	(25.6)	2,305,561	1,203,591	1,593,241	(24.5)	2,266,643
Investments	2,915,675	3,263,948	(10.7)	3,313,198	2,966,270	3,280,597	(9.6)	3,298,061
Total interest and dividend income	19,595,286	19,746,927	(0.8)	20,314,678	19,457,772	19,556,011	(0.5)	20,201,573
Interest expenses								
Interest on deposits	5,618,208	5,913,860	(5.0)	7,791,434	5,539,876	5,833,272	(5.0)	7,731,514
Interest on interbank and money market items	221,834	498,514	(55.5)	447,586	180,748	429,119	(57.9)	434,065
Interest on short-term borrowings	281,761	206,641	36.4	71,341	281,255	208,998	34.6	74,145
Interest on long-term borrowings	342,466	344,519	(0.6)	361,967	342,466	344,519	(0.6)	361,967
Total interest expenses	6,464,269	6,963,534	(7.2)	8,672,328	6,344,345	6,815,908	(6.9)	8,601,691
Net interest and dividend income	13,131,017	12,783,393	2.7	11,642,350	13,113,427	12,740,103	2.9	11,599,882
Bad debt and doubtful accounts	2,044,899	1,766,011	15.8	1,759,845	1,936,878	1,730,836	11.9	1,735,239
Loss on debt restructuring (reversal)	(457,508)	(202,320)	(126.1)	(308,108)	(457,508)	(202,320)	(126.1)	(308,108)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	11,543,626	11,219,702	2.9	10,190,613	11,634,057	11,211,587	3.8	10,172,751
Non-interest income								
Gain (loss) on investments, net	(91,462)	(178,325)	48.7	1,701,674	(88,399)	(178,784)	50.6	1,693,907
Equity in undistributed net income of associated companies	19,217	40,256	(52.3)	27,790	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	24,312	22,174	9.6	14,290	24,312	22,174	9.6	14,290
Others	4,492,045	4,841,239	(7.2)	3,917,440	4,166,947	4,532,491	(8.1)	3,705,656
Gain on exchange, net	976,508	1,266,576	(22.9)	640,684	963,492	1,253,012	(23.1)	628,025
Gain on disposal of assets	399,682	275,224	45.2	337,415	374,398	293,775	27.4	329,823
Other income	152,529	107,678	41.7	104,680	150,136	107,542	39.6	96,412
Total non-interest income	5,972,831	6,374,822	(6.3)	6,743,973	5,590,886	6,030,210	(7.3)	6,468,113
Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income	17,516,457	17,594,524	(0.4)	16,934,586	17,224,943	17,241,797	(0.1)	16,640,864
Non-interest expenses								
Personnel expenses	3,607,557	3,289,126	9.7	2,991,795	3,462,481	3,129,592	10.6	2,873,469
Premises and equipment expenses	1,903,036	1,616,103	17.8	1,633,639	1,858,457	1,571,234	18.3	1,596,507
Taxes and duties	705,573	780,875	(9.6)	828,236	689,880	757,457	(8.9)	812,439
Fees and service expenses	942,326	1,031,059	(8.6)	968,977	926,941	1,020,542	(9.2)	958,961
Directors' remuneration	28,651	18,127	58.1	32,976	27,050	16,700	62.0	31,350
Contributions to the Financial Institutions Development Fund	1,194,536	1,194,521	0.0	1,154,557	1,194,536	1,194,521	0.0	1,154,557
Other expenses	1,387,362	1,337,358	3.7	1,329,759	1,361,187	1,312,443	3.7	1,276,533
Total non-interest expenses	9,769,041	9,267,169	5.4	8,939,939	9,520,532	9,002,489	5.8	8,703,816
Income before income tax	7,747,416	8,327,355	(7.0)	7,994,647	7,704,411	8,239,308	(6.5)	7,937,048
Income tax expenses	2,699,354	2,668,910	1.1	2,627,217	2,661,619	2,636,579	0.9	2,612,686
Net income	5,048,062	5,658,445	(10.8)	5,367,430	5,042,792	5,602,729	(10.0)	5,324,362
Attributable to								
Equity holders of the Bank	5,033,483	5,625,987	(10.5)	5,342,784	5,042,792	5,602,729	(10.0)	5,324,362
Minority interest	14,579	32,458	(55.1)	24,646	-	-	-	-
	5,048,062	5,658,445	(10.8)	5,367,430	5,042,792	5,602,729	(10.0)	5,324,362
Basic earnings per share Baht	2.64	2.95	(10.5)	2.80	2.64	2.94	(10.2)	2.79
Weighted average number of ordinary shares Thousand shares	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843

Document no. 4

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE HALF YEARS ENDED JUNE 30, 2008 AND 2007
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	2008	2007	Increase (Decrease)	%	2008	2007	Increase (Decrease)	%
Interest and dividend income								
Interest on loans	30,234,447	29,301,117	933,330	3.2	29,970,084	29,188,778	781,306	2.7
Interest on interbank and money market items	2,928,143	4,710,670	(1,782,527)	(37.8)	2,796,832	4,655,285	(1,858,453)	(39.9)
Investments	6,179,623	6,685,566	(505,943)	(7.6)	6,246,867	6,702,213	(455,346)	(6.8)
Total interest and dividend income	39,342,213	40,697,353	(1,355,140)	(3.3)	39,013,783	40,546,276	(1,532,493)	(3.8)
Interest expenses								
Interest on deposits	11,532,068	15,824,705	(4,292,637)	(27.1)	11,373,148	15,705,444	(4,332,296)	(27.6)
Interest on interbank and money market items	720,348	802,107	(81,759)	(10.2)	609,867	794,623	(184,756)	(23.3)
Interest on short-term borrowings	488,402	476,077	12,325	2.6	490,253	482,627	7,626	1.6
Interest on long-term borrowings	686,985	730,947	(43,962)	(6.0)	686,985	730,947	(43,962)	(6.0)
Total interest expenses	13,427,803	17,833,836	(4,406,033)	(24.7)	13,160,253	17,713,641	(4,553,388)	(25.7)
Net interest and dividend income	25,914,410	22,863,517	3,050,893	13.3	25,853,530	22,832,635	3,020,895	13.2
Bad debt and doubtful accounts	3,810,910	3,169,235	641,675	20.2	3,667,714	3,130,785	536,929	17.1
Loss on debt restructuring (reversal)	(659,828)	(388,999)	(270,829)	(69.6)	(659,828)	(388,999)	(270,829)	(69.6)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	22,763,328	20,083,281	2,680,047	13.3	22,845,644	20,090,849	2,754,795	13.7
Non-interest income								
Gain (loss) on investments, net	(269,787)	1,691,669	(1,961,456)	(115.9)	(267,183)	1,672,106	(1,939,289)	(116.0)
Equity in undistributed net income of associated companies	59,473	42,717	16,756	39.2	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	46,486	36,775	9,711	26.4	46,486	36,775	9,711	26.4
Others	9,333,284	7,813,297	1,519,987	19.5	8,699,438	7,404,663	1,294,775	17.5
Gain on exchange, net	2,243,084	1,758,870	484,214	27.5	2,216,504	1,735,007	481,497	27.8
Gain on disposal of assets	674,906	540,165	134,741	24.9	668,173	529,034	139,139	26.3
Other income	234,275	198,705	35,570	17.9	221,583	188,629	32,954	17.5
Total non-interest income	12,321,721	12,082,198	239,523	2.0	11,585,001	11,566,214	18,787	0.2
Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income	35,085,049	32,165,479	2,919,570	9.1	34,430,645	31,657,063	2,773,582	8.8
Non-interest expenses								
Personnel expenses	6,896,683	5,849,150	1,047,533	17.9	6,592,073	5,619,995	972,078	17.3
Premises and equipment expenses	3,519,139	3,063,676	455,463	14.9	3,429,691	2,991,208	438,483	14.7
Taxes and duties	1,486,448	1,671,618	(185,170)	(11.1)	1,447,337	1,628,094	(180,757)	(11.1)
Fees and service expenses	1,973,385	1,896,868	76,517	4.0	1,947,483	1,874,986	72,497	3.9
Directors' remuneration	46,778	45,132	1,646	3.6	43,750	42,300	1,450	3.4
Contributions to the Financial Institutions Development Fund	2,389,057	2,309,123	79,934	3.5	2,389,057	2,309,123	79,934	3.5
Other expenses	2,698,788	2,475,429	223,359	9.0	2,637,535	2,398,693	238,842	10.0
Total non-interest expenses	19,010,278	17,310,996	1,699,282	9.8	18,486,926	16,864,399	1,622,527	9.6
Income before income tax	16,074,771	14,854,483	1,220,288	8.2	15,943,719	14,792,664	1,151,055	7.8
Income tax expenses	5,368,264	4,834,418	533,846	11.0	5,298,198	4,806,483	491,715	10.2
Net Income	10,706,507	10,020,065	686,442	6.9	10,645,521	9,986,181	659,340	6.6
Attributable to								
Equity holders of the Bank	10,659,470	9,974,930	684,540	6.9	10,645,521	9,986,181	659,340	6.6
Minority interest	47,037	45,135	1,902	4.2	-	-	-	-
	10,706,507	10,020,065	686,442	6.9	10,645,521	9,986,181	659,340	6.6
Basic earnings per share Baht	5.58	5.23	0.35	6.7	5.58	5.23	0.35	6.7
Weighted average number of ordinary shares Thousand shares	1,908,843	1,908,843	-	-	1,908,843	1,908,843	-	-

Document No. 5

Summary of financial results
For the period ended June 30, 2008

Summary of significant items in the first half of 2008

In Million Baht

Item	H1 2008	H1 2007	Y-O-Y Difference	Q2 2008	Q2 2007	Y-O-Y Difference
Net profit before provisioning and tax	18,951	17,534	1,417	9,184	9,364	(180)
Net profit before tax	15,943	14,792	1,151	7,705	7,937	(232)
Corporate income tax	5,298	4,806	492	2,662	2,613	49
Net profit	10,645	9,986	659	5,043	5,324	(281)
Earnings per share	5.58	5.23	0.35	2.64	2.79	(0.15)
NII	25,854	22,833	3,021	13,113	11,600	1,513
NIM	3.34	3.15	0.19	3.36	3.15	0.21
ROA	1.33	1.34	(0.01)	1.25	1.41	(0.16)
ROE	12.81	13.22	(0.41)	12.09	13.77	(1.68)

In Million Baht

Item	Jun '08	Dec '07	Jun '08 compared to Dec '07
Loans	1,161,692	1,035,391	126,301
Deposits	1,268,058	1,267,068	990
NPLs	82,864	81,671	1,193

Bangkok Bank reported preliminary results for the first half of 2008, with a net profit of Baht 10.6 billion, up by Baht 659 million or 6.6 percent, compared with the same period last year.

Operating results in the first six months of the year reflected good loan growth, with increasing net interest income as well as higher fee income and foreign currency gains which outstripped the increase in the cost base.

The bank reported strong loan growth for the first half of 2008, growing by 12.2 percent or Baht 126.3 billion to Baht 1,161.7 billion at the end of June 2008. The increase was mainly due to increased working capital requirements from large and mid-size companies and from customers of the international branches. Nevertheless, the economic outlook in the second half of the year remains highly uncertain, with the rapid increase in inflation and slowing global economic growth as major concerns. As a result, loan growth is expected to ease in the second half.

Deposits at the end of June remained stable at Baht 1,268.0 billion when compared with December 2007. Non-performing loans at the end of June have increased slightly from the end of 2007 to Baht 82.9 billion or 7.0 percent of total loans.

Net interest income in the first 6 months of the year increased by Baht 3.0 billion to Baht 25.9 billion on the back of strong loan growth and improved funding costs. As a result, the net interest margin for the first half of 2008 improved to 3.34 percent from 3.15 percent in the previous year.

Fees and service income increased by 17.5 percent from the same period last year to Baht 8.7 billion, with good growth in basic banking services such as ATMs, electronic banking, credit cards and funds transfers, as well as in non-traditional products such as mutual funds and bancassurance. Revenue from the sale of bancassurance products so far this year has more than doubled from the same period last year, in part to do with the tax incentives announced earlier this year.

Foreign currency gains in the first 6 months of 2008 showed an impressive 27.8 percent increase to Baht 2.2 billion. Interest in foreclosed properties also picked up and the bank recorded a gain of 668 million from the sale of these properties, an increase of 26.3 percent from the previous year. The investment portfolio reported a loss of Baht 267 million, primarily due to impairment expenses in the first quarter related to the investments in equity from debt restructuring and in CDO.

Non-interest expenses in the first half of 2008 increased by 9.6 percent year-on-year to Baht 18.5 billion, with higher personnel expenses and premise and equipment expenses. Compared to the same period last year, the personnel expenses included the annual salary increase together with a special salary increase of Baht 2,000 per person to help ease the higher cost of living. In addition, staff numbers was also increased by 1,177 persons or 6.0 percent. This resulted in personnel expenses increasing by 17.3 percent from the same period last year to Baht 6.6 billion.

The increase in premise and equipment expenses by 14.7 percent to Baht 3.4 billion reflected the increase in both the branch network and the electronic banking network, with branches increasing by 89 branches and ATM machines increasing by 1,275 machines from June 2007. Therefore, at the end of June 2008, the bank had a total of 862 branches and 5,113 ATM machines.

In line with the growth of the loan portfolio, provisioning expenses in the first half amounted to Baht 3.0 billion, an increase of Baht 266 million from the same period in 2007. Meanwhile, corporate income tax increased by Baht 492 million or 10.2 percent to Baht 5.3 billion or amounted to approximately 33.2 percent of pre-tax profit.

Including the net profit for the period, the total capital adequacy ratio and the Tier 1 capital ratio remained strong at approximately 14.7 percent and 12.1 percent, respectively.

Shareholders' equity at the end of June amounted to Baht 166.2 billion or 10.25 percent of total assets. Earnings per share for the half-year 2008 increased from Baht 5.23 per share in 2007 to Baht 5.58 per share.

Important items on the balance sheet

Total asset

in Million Baht

Item	Jun '08	Dec '07	Jun '08 compared to Dec '07
Total assets	**1,622,672**	**1,575,799**	**46,873**
Interbank and money market items	142,294	166,044	(23,750)
Securities purchased under resale agreements	-	10,200	(10,200)
Net investments in securities	274,209	316,341	(42,132)
Loans	1,161,692	1,035,391	126,301
Net foreclosed properties	32,147	33,786	(1,639)
Derivative Revaluation	8,053	3,250	4,803

Total assets, as of June 30, 2008, amounted to Baht 1,622.7 billion, an increase of Baht 46.9 billion compared with December 31, 2007. There was a significant change in the asset composition, with loans increasing by Baht 126.3 billion while net investments in securities and interbank and money market assets declined by Baht 42.1 billion and 23.8 billion, respectively. The loan portfolio increased by 12.2 percent to Baht 1,161.7 billion, largely due to increase in working capital requirements from large and mid-size companies and from customers of the international branches. The loan portfolio is now 71.6 percent of total assets compared to 65.7 percent at the end of December 2007. This had the impact of reducing the level of investments. The securities portfolio declined by 13.3 percent to Baht 274.2 billion, but is still significant at 16.9 percent of total assets. Meanwhile, interbank and money market assets decreased by or 14.3 percent to Baht 142.3 billion. With the change in the Bank of Thailand's operations in the repurchase market, the balance sheet item called "Securities purchased under resale agreements" will no longer be used and repurchase transactions will henceforth be recorded as interbank and money market items. Net foreclosed assets continued to decline with on-going disposals and amounted to Baht 32.1 billion at the end of June, declining by Baht 1.6 billion from December 2007.

Total liabilities

In Million Baht

Item	Jun '08	Dec '07	Jun '08 compared to Dec '07
Total liabilities	**1,456,421**	**1,411,407**	**45,014**
Deposits	1,268,058	1,267,068	990
Interbank and money market items	62,232	58,107	4,125
Borrowing	73,895	42,055	31,840
Other liabilities	28,591	25,598	2,993
Derivative Revaluation	13,042	3,021	10,021
Shareholders' equity	**166,251**	**164,392**	**1,859**

Total liabilities, as of June 30, 2008, amounted to Baht 1,456.4 billion, an increase of Baht 45.0 billion compared with the end of 2007. Most of the increase was accounted for by borrowings which rose by Baht 31.8 billion to Baht 73.9 billion, and now represent 5.1 percent of liabilities compared to 3.0 percent at the year-end. The bulk of the borrowings are retail-based, arising from the issuance of bills of exchange. Deposits rose by Baht 990 million, or 0.1 percent, to Baht 1,268.0 billion and is still, by far, the largest component of liabilities at 87.1 percent. The loan-to-deposit ratio has increased from 81.7 percent at the end of December 2007 to 91.6 percent at the end of June 2008. Interbank and money market items rose by Baht 4.1 billion to Baht 62.2 billion.

Shareholders' equity, as of June 30, 2008, amounted to Baht 166.2 billion, an increase of Baht 1.9 billion, or 1.1 percent from the end of 2007.

Classified loans and allowance for doubtful accounts

Classified loans and allowance for doubtful accounts from loan classification

In Million Baht

	Loans and accrued interest receivable*			Allowance for doubtful accounts according to Bank of Thailand's requirements**		
	Jun '08	Mar '08	Dec '07	Jun '08	Mar '08	Dec '07
Normal	1,052,828	962,279	937,199	4,811	4,230	4,137
Special Mentioned	28,474	30,445	19,570	272	267	191
Substandard	7,958	7,948	9,410	1,710	1,503	3,148

	Loans and accrued interest receivable*			Allowance for doubtful accounts according to Bank of Thailand's requirements**		
	Jun '08	Mar '08	Dec '07	Jun '08	Mar '08	Dec '07
Doubtful	10,479	8,957	9,951	3,583	2,967	3,787
Doubtful of Loss	64,453	68,751	62,333	37,744	40,244	36,416
Total	**1,164,192**	**1,078,380**	**1,038,463**	**48,120**	**49,211**	**47,679**
Plus allowance for doubtful accounts in excess of minimum required level				14,466	14,757	15,237
Total allowance for doubtful accounts from loan classification				**62,586**	**63,968**	**62,916**
Plus allowance for valuation from loan restructuring				3,269	3,854	4,083
Total allowance for doubtful accounts				**65,855**	**67,822**	**66,999**

* Excluding interbank and money market items of Baht 24.7 billion
** Excluding allowance for doubtful accounts on interbank and money market items of Baht 31 million

Non-performing loans

In Million Baht

Item	Jun '08	Mar '08	Dec '07	Jun '08 compared to Mar '08	Jun '08 compared to Dec '07
Non– performing loans (NPLs)*	82,864	85,642	81,671	(2,778)	1,193
Total loans used for NPL ratio calculation*	1,186,393	1,105,399	1,038,631	80,994	147,762
NPLs as percentage of total loans	7.0	7.8	7.9	(0.8)	(0.9)
Loan loss reserve	65,855	67,822	66,999	(1,967)	(1,144)
Loan loss reserve coverage of NPLs	79.5	79.2	82.0	0.3	(2.5)

* Excluding interest receivable but including interbank and money market items

Although the bank restructured loans amounting to Baht 14.7 billion in the second quarter of 2008, progress in the resolution of non-performing loans (NPLs) remains slow. NPLs as at the end of June 2008 amounted to Baht 82.9 billion, down from March 2008 by Baht 2.8 billion but higher than the level in December 2007 by Baht 1.2 billion. However, the ratio of NPLs to total loans declined from 7.8 percent and 7.9 percent at the end of March 2008 and December 2007, respectively, to 7.0 percent at the end of June 2008.

Provisioning expenses in the second quarter of 2008 amounted to Baht 1.5 billion and the total loan loss reserves at the end of June 2008 was Baht 65.9 billion. This exceeded the provisioning requirements of the Bank of Thailand of Baht 51.4 billion by Baht 14.5 billion or 28.2 percent. The loan loss reserve coverage of NPLs was 79.5 percent, compared to 79.2 percent and 82.0 percent at the end of March 2008 and December 2007, respectively.

Capital reserves and capital adequacy ratio as required by the BOT

In Million Baht

Item	Jun '08	Mar '08	Dec '07	Jun '08 compared to Mar '08	Jun '08 compared to Dec '07
Tier 1 capital	132,511	126,464	126,476	6,047	6,035
Tier 2 capital	31,571	33,163	27,086	(1,592)	4,485
Total capital	**164,082**	**159,627**	**153,562**	**4,455**	**10,520**

As of June 30, 2008, the bank had legal capital reserves of Baht 164.1 billion, and Tier 1 capital of Baht 132.5 billion. The bank's capital adequacy ratio, as defined by the Bank of Thailand, was approximately 13.8 percent, and the Tier 1 capital ratio was approximately 11.1 percent. With the inclusion of the net profit for the first half-year of 2008, the total capital adequacy ratio and Tier 1 capital ratio would be approximately 14.7 percent and 12.1 percent, respectively.

Significant items in the statement of income for the first half and second quarter of 2007

Statement of Income

In Million Baht

Item	H1 2008	H1 2007	Y-O-Y Difference	Q2 2008	Q2 2007	Y-O-Y Difference
Interest and dividend income	39,014	40,546	(1,532)	19,458	20,202	(744)
Interest expenses	13,160	17,713	(4,553)	6,344	8,602	(2,258)
Net interest and dividend income	25,854	22,833	3,021	13,114	11,600	1,514
Non-interest income	11,585	11,566	19	5,591	6,468	(877)
Non-interest expenses	18,487	16,864	1,623	9,521	8,704	817
Profit before provisions and tax	18,951	17,534	1,417	9,184	9,364	(180)
Allowance for doubtful accounts	3,668	3,131	537	1,937	1,735	(202)
Loss on debt restructuring (reversal)	(660)	(389)	(271)	(458)	(308)	(150)
Profit before tax	15,943	14,792	1,151	7,705	7,937	(232)
Income tax	5,298	4,806	492	2,662	2,613	49
Net profit	**10,645**	**9,986**	**659**	**5,043**	**5,324**	**(281)**

Net profit

Profit before provisions and tax in the first half of 2008 amounted to Baht 19.0 billion, an increase of Baht 1.4 billion, or 8.1 percent, from that in the first half of 2007. Net interest income rose by Baht 3.0 billion but this was partially offset by non-interest expenses which increased by Baht 1.6 billion. However, both provisioning expenses and corporate income tax increased. Net provisioning expenses increased by Baht 266 million to Baht 3.0 billion while corporate income tax increased by Baht 492 million to Baht 5.3 billion. Therefore, profit after tax for the first half of 2008 amounted to Baht 10.6 billion, an increase of 6.6 percent or Baht 659 million compared with the first half of 2007.

When compared with the second quarter of 2007, the bank's net profit for the second quarter of 2008 decreased by Baht 281 million, or 5.3 percent. While net interest income increased by Baht 1.5 billion, this was more than offset by a decline in non-

interest income of Baht 877 million and an increase in non-interest expenses of Baht 817 million. Therefore, profit before provisions and tax decreased by Baht 180 million. With a further increase in provisions and corporate income tax of Baht 52 million and Baht 49 million, respectively, the net profit for the second quarter amounted to Baht 5.0 billion.

Net interest and dividend income In Million Baht

Item	H1		Y-O-Y	Q2		Y-O-Y
	2008	2007	Difference	2008	2007	Difference
Interest and dividend income	**39,014**	**40,546**	**(1,532)**	**19,458**	**20,202**	**(744)**
Loans	29,970	29,189	781	15,288	14,637	651
Interbank and money market items	2,797	4,655	(1,858)	1,204	2,267	(1,063)
Investments	6,247	6,702	(455)	2,966	3,298	(332)
Interest expenses	**13,160**	**17,713**	**(4,553)**	**6,344**	**8,602**	**(2,258)**
Deposits	11,373	15,705	(4,332)	5,540	7,732	(2,192)
Interbank and money market items	610	795	(185)	181	434	(253)
Short-term borrowings	490	483	7	281	74	207
Long-term borrowings	687	731	(44)	342	362	(20)
Net interest and dividend income	**25,854**	**22,833**	**3,021**	**13,114**	**11,600**	**1,514**
Net interest margin	**3.34**	**3.15**	**0.19**	**3.36**	**3.15**	**0.21**

Interest and dividend income for the first half of 2008 decreased by Baht 1.5 billion, or 3.8 percent, to Baht 39.0 billion compared with the first half of 2007. This was primarily because interest rates in the first half of 2008 was generally lower than in the corresponding period in 2007. The interest received on interbank and money market assets declined most significantly by Baht 1.9 billion to Baht 2.8 billion, partly to do with the lower market interest rates and also due to the decline in volume compared to the same period last year. Interest received on investments also fell by Baht 455 million, but this was largely due to the reduction in the portfolio. Meanwhile, interest income on loans rose by Baht 781 million to Baht 30.0 billion, with the decline in interest income on loans due to falling interest rates being offset by higher interest income from the significant increase in loan volume. When compared to the second quarter of 2007, interest and dividend income in the second quarter of 2008 fell by Baht 744 million, or 3.7 percent. Significant items included a decrease of Baht 1.1 billion in interest income on interbank and money market items, mostly due to interest rate movements, and a decrease of Baht 332 million in interest income on investments which was primarily due to reduction in volume. Interest income on loans increased by Baht 651 million to Baht 15.3 billion, with the higher loan volumes offsetting the impact of the lower level of interest rates this quarter compared to the second quarter of 2007.

The bank experienced a corresponding decline in interest expenses on both a half-yearly and a quarterly basis, but of a relatively larger magnitude. When compared to the first half of 2007, interest expenses in the first half of 2008 fell by Baht 4.6 billion to Baht 13.2 billion. On a quarterly basis, the interest expenses fell by Baht 2.3 billion to Baht 6.3 billion. In both cases, the most significant item was the interest expenses on deposits which fell by Baht 4.3 billion in the first-half of the year and by Baht 2.2 billion in the second quarter, in line with the lower interest rates in the market compared to the same period last year.

As the decline in interest expenses was greater than that of interest income, net interest income in the first half of 2008 rose by Baht 3.0 billion to Baht 25.9 billion compared with the first half of 2007, while net interest margin rose by from 3.15 to 3.34

percent. When comparing the second quarter of 2008 to the same period in 2007, net interest income rose by Baht 1.5 billion and the net interest margin rose from 3.15 per cent to 3.36 percent.

Non-interest income

In Million Baht

Item	H1 2008	H1 2007	Y-O-Y Difference	Q2 2008	Q2 2007	Y-O-Y Difference
Fee and service income	8,746	7,441	1,305	4,191	3,720	471
Net profit from investments	(267)	1,672	(1,939)	(88)	1,694	(1,782)
Net profit from foreign exchange	2,217	1,735	482	963	628	335
Profit from sales of assets	668	529	139	374	330	44
Other income	221	189	32	151	96	55
Total non-interest income	**11,585**	**11,566**	**19**	**5,591**	**6,468**	**(877)**

Non-interest income in the first half of 2008 increased slightly by only Baht 19 million from the corresponding period of 2007 to Baht 11.6 billion. However, the income from basic banking activities increased significantly. Fees and service income increased by Baht 1.3 billion or 17.5 percent to Baht 8.7 billion, while gains from foreign exchange activities increased by Baht 482 million or 27.8 percent to Baht 2.2 billion and the profit from sale of assets rose by Baht 139 million to Baht 668 million. However, the investment portfolio showed a loss of Baht 267 million compared to net gain of Baht 1.7 billion in the first half of 2007. This was primarily because last year, there was a significant gain on sale of equity, while this year, the gain on equity sale was more moderate and was offset by impairment expenses on equity investments from debt restructuring and on the investment in CDO. In this regard, the bank has already fully provided for the investment in the CDO since the first quarter of 2008.

When compared with the second quarter of 2007, the bank's non-interest income in the second quarter of 2008 fell by Baht 877 million, or 13.6 percent. The most significant item was the decline in income from the investment portfolio by Baht 1.8 billion, mostly from the gain on equity sale which was very modest this quarter compared to the same period last year. Non-interest income from basic banking activities expanded significantly with fees and service income increasing by Baht 471 million, or 12.7 percent, to Baht 4.2 billion, gains from foreign exchange increasing by Baht 335 million, or 53.3 percent, to Baht 963 million, and the profit from sales of assets and other income increasing by Baht 44 million and Baht 55 million, respectively.

Non-interest expenses **in Million Baht**

Item	H1 2008	H1 2007	Y-O-Y Difference	Q2 2008	Q2 2007	Y-O-Y Difference
Personnel expenses	6,636	5,662	974	3,490	2,905	585
Premises and equipment expenses	3,430	2,991	439	1,858	1,596	262
Taxes and duties	1,447	1,628	(181)	690	812	(122)
Fee and service expenses	1,947	1,875	72	927	959	(32)
Contribution to the Financial Institutions Development Fund	2,389	2,309	80	1,195	1,155	40
Other expenses	2,638	2,399	239	1,361	1,277	84
Total non-interest expenses	**18,487**	**16,864**	**1,623**	**9,521**	**8,704**	**817**

The bank's non-interest expenses in the first half of 2008 totaled Baht 18.5 billion, an increase of Baht 1.6 billion, or 9.6 percent, compared with the first half of 2007. The two most significant items were personnel expenses and premise and equipment expenses.

Compared to the first half of 2007, personnel expenses increased by Baht 974 million or 17.2 percent to Baht 6.6 billion, largely as a result of the annual salary increase, a special salary increase of Baht 2,000 per person to help ease cost of living pressures, and the increase in staff numbers by 1,177 persons from June 2007. Premise and equipment expenses rose by Baht 439 million to Baht 3.4 billion primarily due to the branch network which has grown from 773 branches at the end of June 2007 to 862 branches in June 2008 and the ATM machine network which increased from 3,838 machines to 5,113 machines during the same period. Other expenses rose in line with revenues and transactions, which included a Baht 72 million increase in fees and service expenses to Baht 1.9 billion, a Baht 80 million increase in the contribution to the Financial Institutions Development Fund, and a Baht 239 million increase in other expenses to Baht 2.6 billion. Tax and duty expenses fell by Baht 181 million to Baht 1.4 billion.

When compared to the second quarter of 2007, non-interest expenses in the second quarter of 2008 rose by Baht 817 million, or 9.4 percent. Personnel expenses rose by Baht 585 million, premise and equipment expenses rose by Baht 262 million, contributions to the Financial Institutions Development Fund rose by Baht 40 million, and other expenses rose by Baht 84 million. Tax and duty expenses decreased by Baht 122 million to Baht 690 million, and fees and service expenses decreased by Baht 32 million.

Provisioning expenses

In the first half of 2008, the net provisioning expenses amounted to Baht 3.0 billion, an increase of Baht 266 million compared with the first half of 2007. In the second quarter of 2008, the net provisioning expenses rose by Baht 52 million to Baht 1.5 billion when compared with the second quarter of 2007.

Corporate income tax

In the first half of 2008, the bank's corporate income taxes rose by Baht 492 million from the first half of 2007 to Baht 5.3 billion. When comparing the second quarter of 2008 to the same quarter of 2007, corporate income tax expenses rose by Baht 49 million.

END